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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           Schein Pharmaceutical, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    806416103
                         ------------------------------
                                 (CUSIP Number)

                                Marvin H. Schein
                              137 Commercial Street
                            Plainview, New York 11803
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                           Christopher E. Manno, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 March 13, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following: [ ]
--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 806416103                    13D                    Page 2 of 27 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Trust Created by Marvin H. Schein u/i/d September 9, 1994

---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            1,007,606
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 1,007,606

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           16,396,520
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           50.2%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 806416103                    13D                    Page 3 of 27 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Trust Created by Marvin H. Schein u/i/d April 5, 1996

---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            388,455
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 388,455

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           16,396,520
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           50.2%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 806416103                    13D                    Page 4 of 27 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Trust Created by Marvin H. Schein u/i/d April 9, 1997

---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            2,075,276
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 2,075,276

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           16,396,520
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           50.2%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 806416103                    13D                    Page 5 of 27 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Trust Created by Marvin H. Schein u/i/d October 8, 1998

---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            2,469,508
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 2,469,508

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           16,396,520
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           50.2%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 806416103                    13D                    Page 6 of 27 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Trust Created by Marvin H. Schein u/i/d December 22, 1998

---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            147,816
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 147,816

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           16,396,520
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           50.2%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 806416103                    13D                    Page 7 of 27 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Marvin H. Schein, Individually and as Trustee

---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            3,163,449
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             6,088,661
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 3,163,449

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            6,088,661
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           16,396,520
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           50.2%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 806416103                    13D                    Page 8 of 27 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Leslie J. Levine, as Trustee

---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             6,088,661
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 -0-

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            6,088,661
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           16,396,520
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           50.2%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 806416103                    13D                    Page 9 of 27 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           U/A dated October 26, 1994, Pamela M. Schein as grantor
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            6,636,210
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 6,636,210

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           16,396,520
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           50.2%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 806416103                    13D                   Page 10 of 27 Pages
-------------------                                          -------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Judith Shafran and Irving Shafran as Trustees U/A dated October 26, 1994, Pamela Schein as grantor
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             6,636,210
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 -0-

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            6,636,210
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           16,396,520
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           50.2%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 806416103                    13D                   Page 11 of 27 Pages
-------------------                                          -------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Pamela M. Schein Issue Trust, dated September 29, 1994
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            508,200
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 508,200

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           16,396,520
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           50.2%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 806416103                    13D                   Page 12 of 27 Pages
-------------------                                          -------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Robert D. Villency and Irving Shafran as Trustees for The Pamela M. Schein Issue Trust, dated September 29, 1994
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             508,200
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 -0-

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            508,200
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           16,396,520
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           50.2%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 806416103                    13D                   Page 13 of 27 Pages
-------------------                                          -------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Pamela M. Schein, as grantor of U/A dated October 26, 1994 and grantor of The Pamela M. Schein Issue Trust, dated September 29, 1994
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            7,144,410
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 7,144,410

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           16,396,520
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           50.2%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

     This Schedule 13D is being filed on behalf of the Trust Created by Marvin
H. Schein u/i/d September 9, 1994, the Trust Created by Marvin H. Schein u/i/d April 5, 1996, the Trust Created by Marvin H. Schein u/i/d April 9, 1997, the Trust Created by Marvin H. Schein u/i/d October 8, 1998, the Trust Created by Marvin H. Schein u/i/d December 22, 1998 (together, the "Marvin Schein Trusts"), Marvin H. Schein, individually and as trustee of the Marvin Schein Trusts, Leslie J. Levine, as trustee of the Marvin Schein Trusts (together with Marvin Schein and the Marvin Schein Trusts, the "Marvin Schein Reporting Entities"), U/A dated October 26, 1994, Pamela M. Schein as grantor ("Pamela Schein Trust I"), the Pamela M. Schein Issue Trust, dated September 29, 1994 ("Pamela Schein Trust II" and, together with Pamela Schein Trust I, the "Pamela Schein Trusts"), Judith Shafran and Irving Shafran, as trustees of Pamela Schein Trust I, Robert
D. Villency and Irving Shafran, as trustees of Pamela Schein Trust II and Pamela
M. Schein, as grantor of the Pamela Schein Trusts (Mrs. Shafran, Mr. Shafran, Ms. Schein and Mr. Villency, collectively with the Pamela Schein Trusts, the "Pamela Schein Reporting Entities"). The Marvin Schein Reporting Entities together with the Pamela Schein Reporting Entities are referred to herein as the "Reporting Entities."

     This Schedule 13D relates to the common stock, par value $.01 per share, of Schein Pharmaceutical, Inc., a Delaware corporation (the "Company"). Unless the context otherwise


                              Page 14 of 27 Pages
requires, references herein to the "Common Stock" are to the common stock of the Company, par value $.01 per share.

     The initial acquisition of the Common Stock by the Marvin Schein Reporting Entities was reported on Schedule 13G, filed with the Securities and Exchange Commission (the "Commission") on February 2, 1999. The initial acquisition of the Common Stock by the Mr. Shafran, Mrs. Shafran and Mr. Villency was reported on Schedule 13G, filed with the Commission on August 3, 1998.

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock of the Company, and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 100 Campus Drive, Florham Park, New Jersey 07932. Item
2. Identity and Background.

     (a) This statement is filed by the Reporting Entities.

     (b) The business address of the Marvin H. Schein is 137 Commercial Street, Plainview, New York 11803.

     The business address of each of Leslie J. Levine and the Marvin Schein Trusts is c/o Ackerman, Levine, Cullen & Brickman LLP, 175 Great Neck Road, Great Neck, New York 11021.

     The business address of Irving Shafran is 805 Third Avenue, Sixth Floor, New York, New York 10022.

     The business address of Judith Shafran is c/o Irving Shafran, 805 Third Avenue, Sixth Floor, New York, New York 10022.


                              Page 15 of 27 Pages

     The business address of Robert D. Villency is 200 Madison Avenue, Mezzanine Level, New York, New York 10016.

     The business address of Pamela M. Schein is 140 West 57th Street, Ninth Floor, New York, New York 10019.

     The business address of the Pamela Schein Trusts is c/o Willkie Farr & Gallagher, 787 Seventh Avenue, New York, New York 10019.

     (c) Mr. Schein's principal occupation is as manager of his personal investments. His principal business address is c/o Henry Schein, Inc., 135 Duryea Road, Melville, New York 11747.

     Mr. Levine's principal occupation is as a partner in the law firm of Ackerman, Levine & Cullen LLP, located at 175 Great Neck Road, Great Neck, New York 11021.

     Mr. Shafran's principal occupation is as an attorney in private practice. His principal business address is 805 Third Avenue, Sixth Floor, New York, New York 10022. Mr. Irving is co-trustee of the Pamela Schein Trusts.

     Mrs. Shafran is retired. Mrs. Shafran is co-trustee of Pamela Schein Trust
I.

     Mr. Villency's principal occupation is as chairman of Maurice Villency, Inc., a retail furniture business that has stores in the New York metropolitan area. The business address of Maurice Villency, Inc. is 200 Madison Avenue, New York, New York 10016. Since 1974, Mr. Villency has been Chief Executive Officer of Roche Bobois USA., Ltd., a franchisor of retail stores selling imported


                              Page 16 of 27 Pages
furniture. The business address of Roche Bobois USA., Ltd. is 200 Madison Avenue, New York, New York 10016. Mr. Villency is co-trustee of Pamela Schein Trust II.

     Pamela M. Schein's principal occupation is editorial director of Madison Magazine. The business address of Madison Magazine is 140 West 57th Street, Ninth Floor, New York, New York 10019.

     The Marvin Schein Trusts and the Pamela Schein Trusts were established for the benefit of various family members of Marvin H. Schein and Pamela M. Schein and certain charitable institutions.

     (d) None of the Reporting Entities has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Entities has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of Mr. Schein, Mr. Levine, Mr. Shafran, Mrs. Shafran, Mr. Villency and Ms. Schein is a United States citizen. Each of the Marvin Schein Trusts and the Pamela Schein Trusts are trusts created in the United States.


                               Page 17 of 27 Pages

Item 3. Source and Amount of Funds or Other
------  -----------------------------------
        Consideration:
        -------------

     The securities of the Company described herein were acquired as a result of the initial public offering of the Company pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, filed with the Commission on April 8, 1998. Pursuant to the understanding between the Reporting Entities discussed below in Item 4, the Reporting Entities may be deemed to have acquired beneficial ownership of each of the other Reporting Entities shares of Common Stock under Rule 13d-5(b) of the Exchange Act.

Item 4. Purpose of Transaction:
------  ----------------------

     On September 30, 1994, the Reporting Entities entered into a Voting Trust Agreement (the "Voting Trust Agreement") pursuant to which the Reporting Entities granted Martin Sperber, Chairman and Chief Executive Officer of the Company, the authority to vote all of the shares of Common Stock beneficially held by the Reporting Entities. On March 1, 2000 the Voting Trust Agreement expired pursuant to its terms and, consequently, as of the date of this filing, the Reporting Entities possess full power and authority to vote the shares of Common Stock beneficially held by each of them as disclosed herein.

     On January 25, 2000, the Company issued a press release announcing the retention of certain financial advisors to explore strategic alternatives for the Company, including the possible sale


                              Page 18 of 27 Pages
of the Company. The Company noted that it had been exploring opportunities to enhance the value of its businesses over the previous several months.

     The Reporting Entities note the Company's efforts as reflected in the January 25, 2000 press release and currently have no plans or proposals which would result in frustrating or impeding the Company's actions in connection with the exploration of strategic alternatives. The Reporting Entities fully endorse the pursuit of a strategic transaction that will lead to the sale of the Company.

     Notwithstanding the above, in order to reserve their rights under Section 14 of the Exchange Act (and the rules promulgated thereunder), on March 13, 2000, pursuant to requirements under the Company's By-laws, the Reporting Entities sent a Notice of Nominations of Persons for Election to the Board of Directors of Schein Pharmaceutical, Inc. and Amendments to the By-Laws of Schein Pharmaceutical, Inc. (the "Notice") to the Secretary of Company proposing that the Company's Notice of Annual Meeting for the Company's 2000 Annual Meeting of Stockholders include the nominations of Marvin H. Schein and Irving Shafran as directors of the Company with terms expiring in 2003, the presentation of certain amendments to the Company's By-laws and the nominations of Leslie J. Levine and Robert D. Villency to fill the new directorships that would be created by such amendments to the By-laws, if adopted.

     In addition, the Notice indicates that the Reporting Entities have entered into an understanding to vote all the shares


                              Page 19 of 27 Pages
over which any of them has voting control in favor of all of the proposals and for the election of all the nominees set forth in the Notice.

     On March 28, 2000 the Reporting Entities sent an Amendment to Notice of Nominations of Persons for Election to the Board of Directors of Schein Pharmaceutical, Inc. and Amendments to the By-Laws of Schein Pharmaceutical, Inc. (the "Amended Notice") to the Secretary of Company to correct the number of shares of Common Stock over which the Reporting Entities have voting control.

     The descriptions of the Notice and the Amended Notice in this Item 4 are qualified in their entirety by reference to the Notice and the Amended Notice, which are attached hereto as Exhibit 2 and Exhibit 3, respectively, and are incorporated by reference herein.

     Except as set forth above, the Reporting Entities do not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material


                              Page 20 of 27 Pages
change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer:
------- ------------------------------------
(a)

                                             Number             Percentage

Trust Created by Marvin H. Schein            1,007,606(1)       3.1%(2)
u/i/d September 9, 1994

Trust Created by Marvin H. Schein            388,455(1)         1.2%(2)
u/i/d
April 5, 1996

Trust Created by Marvin H. Schein            2,075,276(1)       6.3%(2)
u/i/d
April 9, 1997

Trust Created by Marvin H. Schein            2,469,508(1)       7.6%(2)
u/i/d
October 8, 1998

Trust Created by Marvin H. Schein            147,816(1)         .45%(2)
u/i/d
December 22, 1998

Marvin H. Schein, individually and as        9,252,110(1)       28.3%(2)
trustee of each of the Marvin Schein
Trusts

Leslie J. Levine, as trustee of each         6,088,661(1)       18.0%(2)
of the Marvin Schein Trusts


                              Page 21 of 27 Pages



U/A dated October 26, 1994, Pamela M.        6,636,210(1)       18.6%(2)
Schein as grantor

Pamela M. Schein Issue Trust, dated          508,200(1)         1.6%(2)
September 29, 1994

Judith Shafran and Irving Shafran, as        6,636,210(1)       20.3%(2)
trustees of U/A dated October 26, 1994,
Pamela M. Schein as grantor

Robert D. Villency and Irving Shafran,       508,200(1)         1.6%(2)
as trustees of The Pamela M. Schein
Issue Trust, dated September 29, 1994

Pamela Schein, as grantor of U/A dated       7,144,410(1)(3)    21.9%(2)(3)
October 26, 1994 and as grantor of The
Pamela Schein Issue Trust, dated
September 29, 1994(3)

     (1) Pursuant to Rule 13d-5(b) under the Exchange Act, each of the Reporting
     Entities may be deemed to beneficially own 16,396,520 shares of Common
     Stock.

     (2) Pursuant to Rule 13d-5(b) under the Exchange Act, each of the Reporting
     Entities may be deemed to beneficially own 50.2% of the shares of Common
     Stock.

     (3) As grantor of the Pamela Schein Trusts, Pamela Schein has the power to revoke such trusts and consequently may be deemed to beneficially own the shares of Common Stock held by such trusts.

(b)

                                   Sole Voting    Shared Voting    Sole Dispositive          Shared
                                      Power           Power              Power         Dispositive Power
Trust Created by Marvin H.         1,007,606         -0-           1,007,606              -0-
Schein u/i/d
September 9, 1994

Trust Created by Marvin H.           388,455         -0-             388,455              -0-
Schein u/i/d
April 5, 1996

Trust Created by Marvin H.         2,075,276         -0-           2,075,276              -0-
Schein u/i/d
April 9, 1997

Trust Created by Marvin H.         2,469,508         -0-           2,469,508              -0-
Schein u/i/d
October 8, 1998

Trust Created by Marvin H.           147,816         -0-             147,816              -0-
Schein u/i/d
December 22, 1998


                              Page 22 of 27 Pages



Marvin H. Schein, individually        -0-         9,252,110           -0-              9,252,110
and as trustee of each of the
Marvin Schein Trusts

Leslie J. Levine, as trustee of       -0-         6,088,661           -0-              6,088,661
each of the Marvin Schein Trusts

U/A dated October 26, 1994,        6,636,210         -0-           6,636,210              -0-
Pamela M. Schein as grantor

Pamela M. Schein Issue Trust,        508,200         -0-             508,200              -0-
dated September 29, 1994

Judith Shafran and Irving             -0-         6,636,210           -0-              6,636,210
Shafran, as
trustees U/A dated October 26,
1994,
Pamela M. Schein as grantor

Robert D. Villency and Irving         -0-           508,200           -0-                508,200
Shafran,
as trustees of The Pamela M.
Schein Issue
Trust, dated September 29, 1994

Pamela M. Schein, as grantor of    7,144,410         -0-           7,144,410              -0-
U/A dated October 26, 1994 and
as grantor of The Pamela M.
Schein Issue Trust, dated
September 29, 1994


(c) During the last sixty days there were no transactions effected by the Reporting Entities, except for a purchase of ten (10) shares of common stock by Marvin H. Schein in the open market on March 2, 2000 at a price per share of $12.937.

(d)  Not Applicable

(e)  Not Applicable

Item 6. Contracts, Arrangements, Understandings or
------- ------------------------------------------
        Relationships with Respect to Securities of the
        -----------------------------------------------
        Issuer:
        -------

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto (the "Joint Filing Agreement"). The Joint Filing Agreement is attached hereto as Exhibit 1 to this
Schedule 13D.


                              Page 23 of 27 Pages

     By virtue of the relationships and understandings among the Reporting Entities as described in Item 4, the Reporting Entities may be deemed to be a "group" under the Federal securities laws.

     Except as referred to above and in Item 4 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7. Material to Be Filed as Exhibits:
------- --------------------------------

     1. Joint Filing Agreement, dated as of March 28, 2000, by and among the Reporting Entities.

     2. Notice of Nominations of Persons for Election to the Board of Directors of Schein Pharmaceutical, Inc. and Amendments to the By-laws of Schein Pharmaceutical, Inc., dated March 13, 2000.

     3. Amendment to Notice of Nominations of Persons for Election to the Board of Directors of Schein Pharmaceutical, Inc. and Amendments to the By-laws of Schein Pharmaceutical, Inc., dated March 28, 2000.


                              Page 24 of 27 Pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2000

                                        By: /s/ Marvin H. Schein
                                            ------------------------------
                                            Name:  Marvin H. Schein
                                            Title: Individually and as
                                                   Trustee for:

                                            Trust Created by Marvin H. Schein
                                            u/i/d September 9, 1994

                                            Trust Created by Marvin H. Schein
                                            u/i/d April 5, 1996

                                            Trust Created by Marvin H. Schein
                                            u/i/d April 9, 1997

                                            Trust Created by Marvin H. Schein
                                            u/i/d October 8, 1998

                                            Trust Created by Marvin H. Schein
                                            u/i/d December 22, 1998


                                        By: /s/ Leslie J. Levine
                                            ------------------------------
                                            Name:  Leslie J. Levine
                                            Title: Trustee for:

                                            Trust Created by Marvin H. Schein
                                            u/i/d September 9, 1994

                                            Trust Created by Marvin H. Schein
                                            u/i/d April 5, 1996

                                            Trust Created by Marvin H. Schein
                                            u/i/d April 9, 1997

                                            Trust Created by Marvin H. Schein
                                            u/i/d October 8, 1998

                                            Trust Created by Marvin H. Schein
                                            u/i/d December 22, 1998


                              Page 25 of 27 Pages

                                        By: /s/ Irving Shafran
                                            ------------------------------
                                            Name:  Irving Shafran
                                            Title: Trustee for U/A dated
                                                   October 26, 1994, Pamela
                                                   M. Schein as grantor;
                                                   Trustee for the Pamela M.
                                                   Schein Issue Trust, dated
                                                   September 29, 1994



                                        By: /s/ Judith Shafran
                                            ------------------------------
                                            Name:  Judith Shafran
                                            Title: Trustee for U/A dated
                                                   October 26, 1994, Pamela
                                                   M. Schein as grantor



                                        By: /s/ Robert D. Villency
                                            ------------------------------
                                            Name:  Robert D. Villency
                                            Title: Trustee for the Pamela M.
                                                   Schein Issue Trust dated
                                                   September 29, 1994



                                        By: /s/ Pamela M. Schein
                                            ------------------------------
                                            Name:  Pamela M. Schein
                                            Title: Grantor of U/A dated
                                                   October 26, 1994; Grantor of
                                                   the Pamela M. Schein Issue
                                                   Trust dated September
                                                   29, 1994


                               Page 26 of 27 Pages

                                    EXHIBITS

Exhibit 1 Joint Filing Agreement, dated March 28, 2000, among the signatories to this Schedule 13D.

Exhibit 2 Notice of Nominations of Persons for Election to the Board of Directors of Schein Pharmaceutical, Inc. and Amendments to the By-laws of Schein Pharmaceutical, Inc., dated March 13, 2000.

Exhibit 3 Amendment to Notice of Nominations of Persons for Election to the Board of Directors of Schein Pharmaceutical, Inc. and Amendments to the By-laws of Schein Pharmaceutical, Inc., dated March 28, 2000.


                               Page 27 of 27 Pages